Exhibit 99.1

AETERNA zentaris announces pricing of $12 mIllion public offering

CHARLESTON, S.C., July 1, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) ( the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced the pricing of a public offering of 26,666,666 units at a price to the public of $0.45 per unit, for gross proceeds of $12 million, before deducting placement agent fees and other offering expenses payable by the Company. Each unit contains one common share (or common share equivalent) and one common warrant to purchase one common share. The common shares (or common share equivalents) and common share warrants included in the units can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. The offering is expected to close on or about July 7, 2020, subject to satisfaction customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

Each common share warrant has an exercise price of $0.45 per share, is exercisable immediately and will expire five years from the date of issuance.

The Company intends to use the net proceeds of this offering for general corporate purposes, which includes, among other purposes, the funding of a pediatric clinical trial in the E.U. and U.S. for Macrilen™ (macimorelin), the investigation of further therapeutic uses of macimorelin and the expansion of pipeline development activities.

The securities described above are being offered by Aeterna Zentaris pursuant to an effective registration statement on Form F-1 (File No. 333-232935) filed with the Securities and Exchange Commission (“SEC”) and declared effective on July 1, 2020. The offering is being made only by means of a prospectus forming part of the effective registration statement. The final terms of the offering will be disclosed in a final prospectus to be filed with the SEC and made available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus, when available, may also be obtained by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996 or by email at placements@hcwco.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No Canadian prospectus has been or will be filed in a province or territory of Canada to qualify the common shares or the warrants in connection with the offering.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements include those relating to the public offering of the Company’ units, including as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering and may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the SEC, and other factors discussed under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 (File No. 333-232935) filed with the SEC and other documents subsequently filed with or furnished to the SEC. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to regain compliance with the continued listing requirements of the NASDAQ and continue to list our Common Shares on the NASDAQ, our ability to continue as a going concern is dependent, in part, on our ability to transfer cash from Aeterna Zentaris GmbH to Aeterna Zentaris and the U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo, the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations, including studies, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com